Exhibit 99.3

FST Corp. Reports Second Quarter 2026 Financial Results

10 Percent Revenue Increase Year-over-Year;

Operating Income and Bottom-Line Improvements Year-over-Year;

Board Approves Share Repurchase Program of up to $3 million.

BOULDER, Colo., July 28, 2026 (GLOBE NEWSWIRE) -- FST Corp. (Nasdaq: KBSX) (“FST” or the “Company”), a leading manufacturer and marketer of steel and graphite golf shafts and a provider of other golf-related services, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Revenue for second quarter was $12,552,012, a 9.7 percent increase from revenue of $11,437,270 for the second quarter of 2025. This increase was mainly the result of additional aftermarket sales in both the Company’s steel and graphite lines.

Net loss for the second quarter was $1,046,379, or ($0.02) per share, compared to a net loss of $3,029,029, or $(0.07) per share, in the same period of 2025. This improvement was primarily the result of a $752,673 improvement in gross profit driven by increased revenue and a change in product mix, a decline in total costs and operating expenses of $196,714, and a $2,394,387 improvement in foreign exchange loss.

These improvements were offset in part by an unrealized loss on change in fair value of warrant liability of $721,171 compared to no such charge in the second quarter of last year, an income tax expense of $282,578 compared to an income tax benefit of $128,747 in the year ago period, and by a decrease in other income of $224,370 compared to Q2 2025.

Operating income in Q2 2026 was $259,899, an improvement of $949,387 compared to an operating loss of $689,488 in the second quarter of 2025.

For the first six months of 2026, the Company was profitable, reporting net income of $831,189, or $0.02 per share, a $6,658,236 improvement from a net loss of $5,827,047, or $(0.13) per share, in the first half of 2025.

The weighted average number of shares outstanding for the second quarter of 2026 and 2025 was 44,766,003.

As of June 30, 2026, and December 31, 2025, the Company had cash and cash equivalents of $8,221,962 and $7,179,800, total assets of $62,890,586 and $60,921,557, total liabilities of $46,940,722 and $45,370,369, and total shareholders’ equity of $15,949,864 and $15,551,188, respectively.

For the first six months of 2026, net cash provided by operating activities was $1,148,290 compared with net cash used in operating activities of $4,315,501 for the first six months of 2025. For the first six months of 2026 and 2025, net cash used in investing activities was $1,053,088 and $241,198, and net cash provided by financing activities was $1,739,975 and $3,435,609, respectively.

Management believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

“We’re pleased to report that our strong start to the year has continued throughout the second quarter, during which we’ve grown aftermarket revenue in both our steel and graphite lines and improved gross margins while reducing our operating expenses,” said FST Chairman and Chief Executive Officer David Chuang. “In addition, the flexibility utilized in our capital structure has enabled us to lay the foundation for providing greater long-term value for our shareholders.”

“Looking forward, we anticipate continued revenue growth through the end of the year via expanding sales in both domestic and export markets.” Mr. Chuang said these strategic initiatives include:

●	Launch of new steel shaft product in Q3

●	Launch of new programs at OEM partners where KBS is the stock shaft;

●	Expansion of regional sales coverage, development of new customer relationships and increased support provided to existing customers by the Company’s European office, allowing it to contribute incremental revenue across the European market;

●	Hosting the second annual KBS Open in Taiwan, thereby providing additional marketing exposure, enhancing brand awareness, and strengthening engagement with customers and industry participants in Taiwan and other key Asian markets.

●	Implement additional cost-control measures focused on production efficiency, inventory management, logistics and discretionary operating expenses.

Share Repurchase Plan

The Company’s Board of Directors (the “Board”) has authorized a stock repurchase program under which the company may repurchase up to $3.0 million of its outstanding ordinary shares. Shares may be repurchased from time to time through open-market transactions, privately negotiated transactions or other legally permissible means. The timing, manner, price, and actual number of shares repurchased will be determined at management’s discretion, based on various factors, including stock price, market and business conditions, the Company’s capital position and liquidity requirements, applicable legal and regulatory requirements, and other relevant considerations.

This authorization reflects the Board’s confidence in the Company’s long-term strategy and growth trajectory and provides the Company the flexibility to repurchase shares when balanced against the Company’s operating, liquidity and growth requirements.

The Company remains committed to maintaining a disciplined capital-allocation strategy that balances investments in growth with opportunities to return capital to shareholders.

About FST Corp.

Founded in 1989, FST Corp. manufactures and sells golf club shafts, along with other golf-related items, to golf equipment brands, OEMs, distributors, and consumers via the company’s KBS Golf Experience retail outlets. FST’s equipment, marketed under the KBS brand, is utilized by golfers at all levels, including many professional players participating in the PGA and other major golf associations. The company’s product portfolio, retail presence, and golf-related services are part of a vertically integrated business model that has established the KBS brand on a global scale and created significant competitive advantages over peer brands. The company’s growth strategies currently position it for expansion into under-tapped golf shaft markets.

Forward-Looking Statements

This press release contains forward-looking statements regarding future expectations, plans, and prospects, and the Company’s belief with respect to its ability to capture growth opportunities and the impact of hosting the second annual KBS Open in Taiwan, as well as statements that are not historical facts. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors listed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which are beyond the Company’s control. Forward-looking statements can often be identified by terms such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” and similar expressions.

The Company assumes no obligation to update or revise these statements to reflect new events or changes in expectations, except as required by law. While these statements reflect reasonable expectations, actual results may differ materially. Investors are encouraged to review the Company’s registration statement and SEC filings for additional information on factors that may impact future results.

Company Contact:

FST Corp.

1801 13th Street, Suite 306,

Boulder, CO 80302

Office: 303-444-2226

Email: investorrelations@fstshafts.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	8,221,962	7,179,800
Restricted cash	486,702	158,865
Accounts and notes receivable, net	6,301,127	6,979,725
Prepaid tax	-	93,589
Inventories, net	12,463,255	11,812,740
Amounts due from a related party	77,267	73,820
Prepaid expenses and other current assets	2,218,321	1,188,451
Total current Assets	29,768,634	27,486,990

Non-current assets
Property, plant and equipment, net	18,343,684	19,044,954
Intangible assets, net	4,679,797	4,832,114
Long-term investments	737,978	551,628
Right-of-use assets	5,796,388	5,761,176
Deferred tax assets, net	1,677,753	1,692,802
Prepayment and other non-current assets	1,886,352	1,551,893
Total non-current assets	33,121,952	33,434,567

Total assets	62,890,586	60,921,557

LIABILITIES
Current liabilities
Short-term bank borrowings	20,867,343	18,199,806
Accounts payables	2,554,719	3,032,860
Operating lease liabilities, current	1,698,015	2,328,227
Amounts due to related parties	163,751	137,548
Current tax liabilities	696,642	367,902
Accrued expenses and other current liabilities	5,776,163	6,355,964
Total current Liabilities	31,756,633	30,422,307

Non-current liabilities
Long-term bank borrowings	9,584,042	10,963,881
Operating lease liabilities, non-current	4,874,565	3,974,560
OET derivative liability	-	5,310
Warrant liabilities	725,482	4,311
Total non-current liabilities	15,184,089	14,948,062

Total Liabilities	46,940,722	45,370,369

SHAREHOLDERS’ EQUITY
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding)	4,477	4,477
Additional paid in capital	15,443,336	15,396,434
Retained earnings	2,381,596	1,566,364
Accumulated other comprehensive loss	(2,017,338)	(1,537,922)
Total FST Corp. shareholder’s equity	15,812,071	15,429,353
Non-controlling interests	137,793	121,835
Total shareholder’s equity	15,949,864	15,551,188
Total liabilities and shareholders’ equity	62,890,586	60,921,557

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(In U.S. dollars, except for share data, or otherwise noted)

	For the three Months Ended June 30		For the six Months Ended June 30
	2026	2025	2026	2025
Revenue	12,552,012	11,437,270	27,198,366	22,193,432
Cost of sales	6,539,950	6,177,881	13,629,833	11,978,297
Gross profit	6,012,062	5,259,389	13,568,533	10,215,135

COSTS AND OPERATING EXPENSES:
Selling expenses	3,166,484	3,315,626	6,034,397	6,232,888
General and administrative expenses	2,170,587	2,285,558	4,287,571	4,811,121
Research and development expenses	415,092	347,693	808,464	700,373
Total costs and operating expenses	5,752,163	5,948,877	11,130,432	11,744,382

GAIN (LOSS) FROM OPERATIONS	259,899	(689,488)	2,438,101	(1,529,247)

OTHER (EXPENSE) INCOME
Interest expense, net	(218,175)	(208,607)	(444,591)	(402,491)
Foreign exchange gain(loss)	(115,615)	(2,510,002)	278,457	(2,215,654)
Other income, net	25,951	250,321	65,051	282,405
Unrealized gain(loss) on change in fair value of OET derivative liability	5,310	-	5,310	(1,884,824)
Unrealized loss on change in fair value of Warrant liability	(721,171)	-	(721,171)	-
Total other loss, net	(1,023,700)	(2,468,288)	(816,944)	(4,220,564)

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	(763,801)	(3,157,776)	1,621,157	(5,749,811)
INCOME TAX EXPENSES	282,578	(128,747)	789,968	77,236
NET INCOME (LOSS)	(1,046,379)	(3,029,029)	831,189	(5,827,047)
Less: net income(loss) attributable to non-controlling interests	3,566	(19,992)	15,958	(38,459)
Net income (loss) attributable to FST Corp.’s shareholders	(1,049,945)	(3,009,037)	815,231	(5,788,588)

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment	(408,157)	2,438,330	(479,416)	2,434,922
TOTAL COMPREHENSIVE INCOME(LOSS)	(1,454,536)	(590,699)	351,773	(3,392,125)

Less: total comprehensive income (loss) attributable to non-controlling interests	4,036	(3,899)	15,958	(22,388)
Comprehensive income (loss) attributable to FST Corp.’s shareholders	(1,458,572)	(586,800)	335,815	(3,369,737)

Weighted average number of shares outstanding, basic and diluted	44,766,003	44,766,003	44,766,003	44,766,003
Earnings per share, basic and diluted	(0.02)	(0.07)	0.02	(0.13)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Six Months Ended June 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	1,148,290	(4,315,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(831,405)	(121,491)
Purchase of intangible assets	(30,983)	(21,996)
Disposal of property and equipment	-	6,635
Purchase of long-term investments	(190,700)	(104,346)
Disposal of short-term investments	-	-
Net cash used in investing activities	(1,053,088)	(241,198)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	25,422,785	21,975,236
Repayments of bank borrowings	(23,682,810)	(18,500,873)
Buy back treasury shares	-	(38,754)
Net cash provided by financing activities	1,739,975	3,435,609

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(465,178)	2,849,580
Net increase in cash and cash equivalents	1,369,999	1,728,490
Cash, cash equivalents and restricted cash at the beginning of period	7,338,665	5,302,199
Cash, cash equivalents and restricted cash at the end of period	8,708,664	7,030,689

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	355,506	303,125
Income taxes paid	364,553	114,019
Right of use assets obtained in exchange for operating lease obligations	1,696,192	335,513